Exhibit 99.1

Ctrip Reports Unaudited Third Quarter of 2017 Financial Results

Shanghai, China, November 1, 2017 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2017.

Key Highlights

•                                Ctrip reported strong financial results in the third quarter of 2017.

•                      Net revenue increased 42% year-on-year to RMB7.9 billion in the third quarter of 2017.

•                  Accommodation reservation revenue for the third quarter of 2017 increased 36% year-on-year, primarily driven by an increase in the accommodation reservation volume.

•                      Gross margin was 83% for the third quarter of 2017, improving from 78% for the same period of 2016 and 82% for the second quarter of 2017, due to further efficiency gain.

•                      Operating margin for the third quarter of 2017 was 17%. Excluding share-based compensation charges, Non-GAAP operating margin for the third quarter of 2017 was 22%, improving from 18% for the same period of 2016, primarily driven by improvements in overall operating efficiency and synergies from the invested companies.

•                                The Company has continued to strengthen its leading position in lower-tier cities.

•                      In the third quarter of 2017, Ctrip brand’s average DAU grew over 60% year-over-year in second-tier cities.

•                      Qunar’s hotel revenue in the third- and fourth-tier cities has maintained over 80% growth rates in three consecutive quarters this year.

•                      In the third quarter of 2017, Ctrip and Qunar opened 100 offline stores across China and we will continue to expand our store network going forward.

•                                Ctrip’s international businesses have sustained robust growth momentum.

•                      International air ticketing maintained robust volume growth in the third quarter of 2017, and the tickets sold by our International Business Unit continued to grow impressively at a triple-digit percentage rate.

“We are pleased to deliver another quarter of solid results.” said Jane Sun, Chief Executive Officer. “The investments we’ve made in products, services and technologies cement an unrivaled value proposition for our customers and supply chain partners. Customer-centricity is a core value and we will continue to diligently uphold it.”

“Ctrip’s foundation is based on travel innovation, one-stop experience and best in class 24/7 service,” said James Liang, Executive Chairman. “The growth we’ve delivered through the years has been tremendous yet we’re still only touching the tip of the whole travel opportunity. Our successful track record and our ability to stay inquisitive and innovative will further solidify our competitive moat.”

Third Quarter of 2017 Financial Results and Business Updates

For the third quarter of 2017, Ctrip reported net revenue of RMB7.9 billion (US$1.2 billion), representing a 42% increase from the same period of 2016. Net revenue for the third quarter of 2017 increased 23% from the previous quarter.

Accommodation reservation revenue for the third quarter of 2017 was RMB2.8 billion (US$424 million), representing a 36% increase from the same period of 2016, primarily driven by an increase in accommodation reservation volume. Accommodation reservation revenue for the third quarter of 2017 increased 22% from the previous quarter, primarily driven by an increase in accommodation reservation volume and seasonality.

Transportation ticketing revenue for the third quarter of 2017 was RMB3.4 billion (US$515 million), representing a 41% increase from the same period of 2016, primarily driven by an increase in ticketing volume and the consolidation of Skyscanner’s financial results since December 31, 2016. Transportation ticketing revenue increased 15% from the previous quarter, primarily due to an increase in ticketing volume and seasonality.

Packaged-tour revenue for the third quarter of 2017 was RMB1.0 billion (US$155 million), representing a 27% increase from the same period of 2016, primarily driven by an increase in volume growth of organized tours and self-guided tours. Packaged-tour revenue for the third quarter of 2017 increased 69% from the previous quarter, primarily due to seasonality.

Corporate travel revenue for the third quarter of 2017 was RMB203 million (US$30 million), representing a 22% increase from the same period of 2016, primarily driven by expansion in travel product coverage. Corporate travel revenue for the third quarter of 2017 increased 2% from the previous quarter.

Gross margin was 83% for the third quarter of 2017, compared to 78% for the same period of 2016, and 82% for the previous quarter.

Product development expenses for the third quarter of 2017 increased by 18% to RMB2.2 billion (US$328 million) from the same period of 2016, primarily due to an increase in product development personnel related expenses. Product development expenses for the third quarter of 2017 increased 7% from the previous quarter. Product development expenses for the third quarter of 2017 accounted for 28% of the net revenue. Excluding share-based compensation charges, Non-GAAP product development expenses for the third quarter of 2017 accounted for 25% of the net revenue, which decreased from 27% for the same period of 2016 and the previous quarter.

Sales and marketing expenses for the third quarter of 2017 increased by 58% to RMB2.4 billion (US$357 million) from the same period of 2016, primarily due to an increase in sales and marketing related activities. Sales and marketing expenses for the third quarter of 2017 increased 19% from the previous quarter. Sales and marketing expenses for the third quarter of 2017 accounted for 30% of the net revenue. Excluding share-based compensation charges, Non-GAAP sales and marketing expenses for the third quarter of 2017 accounted for 30% of the net revenue, which increased from 26% for the same period of 2016 and remained consistent with the previous quarter.

General and administrative expenses for the third quarter of 2017 increased by 25% to RMB674 million (US$101 million) from the same period of 2016, primarily due to an increase in general and administrative personnel related expenses and consulting expenses. General and administrative expenses for the third quarter of 2017 increased 11% from the previous quarter. General and administrative expenses for the third quarter of 2017 accounted for 9% of the net revenue. Excluding share-based compensation charges, Non-GAAP general and administrative expenses accounted for 7% of the net revenue, which remained consistent with the same period of 2016 and the previous quarter.

Income from operations for the third quarter of 2017 was RMB1.4 billion (US$204 million), compared to income of RMB447 million for the same period of 2016 and income of RMB645 million for the previous quarter. Excluding share-based compensation charges, Non-GAAP income from operations was RMB1.7 billion (US$262 million), compared to RMB1.0 billion for the same period of 2016 and RMB1.2 billion for the previous quarter.

Operating margin was 17% for the third quarter of 2017, compared to 8% for the same period of 2016, and 10% for the previous quarter. Excluding share-based compensation charges, Non-GAAP operating margin was 22%, compared to 18% for the same period of 2016 and 18% for the previous quarter.

Income tax expense for the third quarter of 2017 was RMB313 million (US$47 million), compared to RMB221 million for the same period of 2016 and RMB529 million for the previous quarter. The change in the Group’s effective tax rates is primarily due to the change in profitability in the subsidiaries with different tax rates and certain non-tax deductible losses including the share based compensation.

Net income attributable to Ctrip’s shareholders for the third quarter of 2017 was RMB1.2 billion (US$185 million), compared to net income of RMB24 million for the same period of 2016 and net income of RMB327 million for the previous quarter.

Diluted earnings per ADS were RMB2.10 (US$0.32) for the third quarter of 2017. Excluding share-based compensation charges, Non-GAAP diluted earnings per ADS were RMB2.70 (US$0.41) for the third quarter of 2017.

As of September 30, 2017, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB47 billion (US$7 billion).

Business Outlook

For the fourth quarter of 2017, the Company expects the net revenue growth to continue at a year-on-year rate of approximately 25-30%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on November 1, 2017 (or 8:00AM on November 2, 2017 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for twelve months at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.888.268.4180, International dial-in number +1.617.597.5485, Passcode 731 941 24#. For pre-registration, please click

https://www.theconferencingservice.com/prereg/key.process?key=PU4LBP6UX.

A telephone replay of the call will be available after the conclusion of the conference call until November 9, 2017. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 32849003.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Ctrip operates, failure to successfully develop Ctrip’s existing or future business lines, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income attributable to Ctrip’s shareholders, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12229
Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	18,434,681,251	18,323,479,861	2,754,043,837
Restricted cash	1,744,490,307	2,024,575,239	304,296,400
Short-term investment	14,112,862,288	27,062,816,401	4,067,577,954
Accounts receivable, net	4,624,818,322	5,855,141,594	880,035,711
Prepayments and other current assets	6,994,589,672	9,975,341,849	1,499,307,389

Total current assets	45,911,441,840	63,241,354,944	9,505,261,291

Long-term deposits and prepayments	1,147,279,197	847,546,564	127,387,396
Land use rights	99,544,772	97,457,215	14,647,951
Property, equipment and software	5,591,960,081	5,631,471,625	846,417,811
Investment	20,532,822,365	22,609,358,318	3,398,217,173
Goodwill	56,015,185,590	56,265,595,482	8,456,795,197
Intangible assets	13,924,769,931	13,790,776,378	2,072,772,365
Other long-term receivable	815,586,298	325,487,591	48,921,226
Deferred tax assets, non-current	375,311,594	418,407,590	62,887,227

Total assets	144,413,901,668	163,227,455,707	24,533,307,637

LIABILITIES
Current liabilities:
Short-term debt	6,887,309,589	14,838,803,823	2,230,292,310
Accounts payable	7,278,791,082	8,314,060,992	1,249,614,626
Salary and welfare payable	2,508,430,757	2,975,629,445	447,241,135
Taxes payable	1,084,241,429	833,788,065	125,319,475
Advances from customers	8,190,840,057	8,771,501,445	1,318,368,546
Accrued liability for customer reward program	658,170,680	625,387,271	93,996,554
Other payables and accruals	3,687,242,592	5,613,309,434	843,688,008

Total current liabilities	30,295,026,186	41,972,480,475	6,308,520,654

Deferred tax liabilities, non-current	3,607,882,808	3,510,637,426	527,653,559
Long-term debt	34,650,673,553	33,597,170,400	5,049,700,209
Other long-term liabilities	339,566,619	481,780,815	72,412,309

Total liabilities	68,893,149,166	79,562,069,116	11,958,286,731

SHAREHOLDERS’ EQUITY
Share capital	4,960,354	5,163,296	776,050
Additional paid-in capital	65,819,998,701	70,905,962,076	10,657,262,122
Statutory reserves	237,495,820	237,473,826	35,692,638
Accumulated other comprehensive income	1,010,373,732	4,354,529,115	654,491,623
Retained Earnings	6,699,580,613	8,338,018,450	1,253,215,465
Treasury stock	(2,235,574,510)	(2,110,820,623)	(317,259,198)

Total Ctrip’s shareholders’ equity	71,536,834,710	81,730,326,140	12,284,178,700

Noncontrolling interests	3,983,917,792	1,935,060,451	290,842,206

Total shareholders’ equity	75,520,752,502	83,665,386,591	12,575,020,906

Total liabilities and shareholders’ equity	144,413,901,668	163,227,455,707	24,533,307,637

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	Septemter 30, 2016	June 30, 2017	September 30, 2017	September 30, 2017
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue:
Accommodation reservation	2,071,608,431	2,311,142,987	2,820,384,460	423,907,604
Transportation ticketing	2,427,736,429	2,992,330,356	3,428,194,609	515,262,292
Packaged-tour	813,260,976	612,297,777	1,033,088,540	155,274,607
Corporate travel	166,337,791	199,352,936	202,879,041	30,492,995
Others	188,851,094	346,439,294	472,404,223	71,002,994

Total revenue	5,667,794,721	6,461,563,350	7,956,950,873	1,195,940,492

Less: Sales tax and surcharges	(95,928,079)	(45,794,149)	(57,274,816)	(8,608,482)

Net revenue	5,571,866,642	6,415,769,201	7,899,676,057	1,187,332,010

Cost of revenue	(1,234,297,161)	(1,124,094,146)	(1,303,483,658)	(195,915,359)

Gross profit	4,337,569,481	5,291,675,055	6,596,192,399	991,416,651

Operating expenses:
Product development *	(1,844,406,031)	(2,036,738,021)	(2,185,439,369)	(328,474,497)
Sales and marketing *	(1,506,558,491)	(2,001,471,557)	(2,377,850,924)	(357,394,214)
General and administrative *	(539,181,215)	(608,203,223)	(673,903,837)	(101,288,659)

Total operating expenses	(3,890,145,737)	(4,646,412,801)	(5,237,194,130)	(787,157,370)

Income from operations	447,423,744	645,262,254	1,358,998,269	204,259,281

Interest income	99,167,513	249,426,782	271,592,321	40,820,694
Interest expense	(191,169,801)	(383,446,788)	(318,779,226)	(47,912,949)
Other (expense)/income	(27,905,573)	397,102,679	233,444,936	35,087,090

Income before income tax expense and equity in income	327,515,883	908,344,927	1,545,256,300	232,254,116

Income tax expense	(221,246,469)	(529,202,309)	(313,405,180)	(47,105,223)
Equity in (loss)/ income of affiliates	(63,833,906)	(26,696,373)	32,357,293	4,863,345

Net income	42,435,508	352,446,245	1,264,208,413	190,012,238

Less: net income attributable to noncontrolling interests	(18,518,066)	(25,574,176)	(35,090,626)	(5,274,169)

Net income attributable to Ctrip’s shareholders	23,917,442	326,872,069	1,229,117,787	184,738,069

Comprehensive income attributable to Ctrip’s shareholders	229,522,806	912,668,705	2,836,812,328	426,376,735

Earnings per ordinary share
- Basic	0.40	4.97	18.35	2.76
- Diluted	0.38	4.72	16.76	2.52

Earnings per ADS
- Basic	0.05	0.62	2.29	0.34
- Diluted	0.05	0.59	2.10	0.32

Weighted average ordinary shares outstanding
- Basic	59,120,188	65,743,078	66,988,804	66,988,804
- Diluted	63,410,273	69,361,680	78,630,110	78,630,110

* Share-based compensation charges included are as follows:
Product development	324,427,727	305,271,403	210,505,836	31,639,312
Sales and marketing	70,609,154	58,994,568	37,738,032	5,672,077
General and administrative	161,796,351	163,592,798	135,789,753	20,409,384

Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended September 30, 2017
	GAAP Result	% of Net revenue	Share-based Compensation	% of Net revenue	Non-GAAP Result	% of Net revenue

Product development	(2,185,439,369)	28%	210,505,836	3%	(1,974,933,533)	25%
Sales and marketing	(2,377,850,924)	30%	37,738,032	0%	(2,340,112,892)	30%
General and administrative	(673,903,837)	9%	135,789,753	2%	(538,114,084)	7%
Total operating expenses	(5,237,194,130)	66%	384,033,621	5%	(4,853,160,509)	61%

Income from operations	1,358,998,269	17%	384,033,621	5%	1,743,031,890	22%

Net income attributable to Ctrip’s shareholders	1,229,117,787	16%	384,033,621	5%	1,613,151,408	20%

Diluted earnings per ordinary share (RMB)	16.76		4.82		21.58

Diluted earnings per ADS (RMB)	2.10		0.60		2.70

Diluted earnings per ADS (USD)	0.32		0.09		0.41

	Quarter Ended June 30, 2017
	GAAP Result	% of Net revenue	Share-based Compensation	% of Net revenue	Non-GAAP Result	% of Net revenue
Product development	(2,036,738,021)	32%	305,271,403	5%	(1,731,466,618)	27%
Sales and marketing	(2,001,471,557)	31%	58,994,568	1%	(1,942,476,989)	30%
General and administrative	(608,203,223)	9%	163,592,798	3%	(444,610,425)	7%
Total operating expenses	(4,646,412,801)	72%	527,858,769	8%	(4,118,554,032)	64%

Income from operations	645,262,254	10%	527,858,769	8%	1,173,121,023	18%

Net income attributable to Ctrip’s shareholders	326,872,069	5%	527,858,769	8%	854,730,838	13%

Diluted earnings per ordinary share (RMB)	4.72		7.24		11.96

Diluted earnings per ADS (RMB)	0.59		0.90		1.49

Diluted earnings per ADS (USD)	0.09		0.13		0.22

	Quarter Ended September 30, 2016
	GAAP Result	% of Net revenue	Share-based Compensation	% of Net revenue	Non-GAAP Result	% of Net revenue
Product development	(1,844,406,031)	33%	324,427,727	6%	(1,519,978,304)	27%
Sales and marketing	(1,506,558,491)	27%	70,609,154	1%	(1,435,949,337)	26%
General and administrative	(539,181,215)	10%	161,796,351	3%	(377,384,864)	7%
Total operating expenses	(3,890,145,737)	70%	556,833,232	10%	(3,333,312,505)	60%

Income from operations	447,423,744	8%	556,833,232	10%	1,004,256,976	18%

Net income attributable to Ctrip’s shareholders	23,917,442	0%	556,833,232	10%	580,750,674	10%

Diluted earnings per ordinary share (RMB)	0.38		8.78		9.16

Diluted earnings per ADS (RMB)	0.05		1.10		1.15

Diluted earnings per ADS (USD)	0.01		0.16		0.17

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.6533 on September 29 2017 published by the Federal Reserve Board.